02035078

P.E 5-1-02

1-14640

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2002

Unibanco-Union of Brazilian Banks S.A.
(Translation of Registrant's Name Into English)

Av. Eusébio Matoso S.A.
05423-901 São Paulo-SP
Brazil
(Address of Principal Executive Offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X Form 40-F ____

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ____ No X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-________]

CKGH

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 9, 2002

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

By: ______________________________

FERNANDO BARREIRA SOTELINO
Presidente Executivo-Atacado

By: ______________________________

CESAR AUGUSTO SIZENANDO SILVA
Vice-Presidente Corporativo

UNIBANCO

FOR IMMEDIATE RELEASE

For further information please contact:
Geraldo Travaglia
Julia Reid
Fabiane Jampolsky
Leandro Alves
Letícia Wrege

Unibanco
Av. Eusébio Matoso, 891-15th floor
São Paulo, SP 05423-901 Brazil
Phone: (55 11) 3097-1626 / 1313
Fax: (55 11) 3813-6182 / 3097-4830
E-mail: investor.relations@unibanco.com.br

Unibanco and Unibanco Holdings

CONSOLIDATED RESULTS FOR THE FIRST QUARTER 2002

(São Paulo, Brazil, May 09, 2002) — Unibanco - União de Bancos Brasileiros S.A. and Unibanco Holdings S.A released today their consolidated financial results under Brazilian GAAP for the first quarter 2002.

Highlights of the results

- Net income for 1Q02 reached R$222 million, up 5.7% over the 1Q01 figure (R$210 million) and down 7.9% over 4Q01 (R$241 million). 1Q02 operating income of R$391 million posted a 47.0% growth vs. 1Q01 and 68.5% vs. 4Q01.

- Earnings per 1000 shares reached R$1.60 in 1Q02, being 6.7% above the 1Q01 figure of R$1.50 per 1000 shares. Stockholders' equity stood at R$6.3 billion in March 2002, an increase of 3.8% when compared to December 2001.The book value per 1000 shares was R$45.48 at the end of the period.

- 1Q02's annualized return on average equity (ROAE) was 15.1% , while the annualized return on average assets (ROAA) was 1.6%. If one were to disregard the impact of the goodwill amortization from recent acquisitions (Bandeirantes, Fininvest and others), 1Q02 results would reach R$235 million and stockholder's equity would be R$4.8 billion, resulting in a annualized ROAE of 21.5% in 1Q02.

- Total Unibanco assets of R$59.0 billion represented a growth of 6.1% for the quarter and a 7.4% Y-o-Y increase. R$24.9 billion of Unibanco's assets were lending, leasing and other credits, R$17.6 billion were marketable securities - issued primarily by the federal government - and R$3.8 billion were interbank investments.

- The R$25.3 billion total loan risk portfolio, which includes guarantees honored, decreased by 2.1% over the quarter and grew by 7.7% Y-o-Y. The economic slowdown over the last few months, coupled with enhanced prudence in the granting of loans led to a reduction of Unibanco's credit risk during the first quarter of 2002.

- At the end of March 2002, the consolidated allowance for lending, leasing and other credits losses, pursuant to National Monetary Council Resolution 2682, totaled R$1.496 million, representing 5.9% of total credit risk, maintaining basically the same coverage as the previous quarter. These provisions were:

  ♦ R$725 million or 48.5% of the total, set aside to cover overdue credits, bankruptcies and insolvencies;
  ♦ R$638 million or 42.6% of the total, for the risk on credit transactions, under Resolution 2682, and credits to mature;
  ♦ R$133 million above the minimum required provision, based on more conservative percentages than those required by the regulatory authority.

- Unibanco's overall funding reached R$66.6 billion in 1Q02, up 4.7% and 7.0% over the past three and twelve months. This amount includes R$20.9 billion of funds under management. Total local and foreign funding increased 5.8% over the quarter to R$45.8 billion in March 31, 2002.

- The Basel capital adequacy ratio, in accordance with Central Bank guidelines, stood at 13.8% in March 2002, against 13.7% in December 2001 and 15.3% in March 2001. As a subsequent event, Unibanco issued subordinated debt amounting to US$200 million (Tier II) in April 2002, increasing the Basel ratio pro-forma to 14.8%.

- The 1Q02 financial intermediation revenues of R$2.6 billion rose 43.0% this quarter, mainly due to the negative impact of the real appreciation (14%) relative to the US dollar in the 4Q01 results. In the first quarter of 2002, the stability of the exchange rate (devaluation of 0.14%) drove financial intermediation revenues back to their recurring levels.

- Profits from financial intermediation, before provisions for credit and loan recoveries at R$1.4 billion, were up 1.3% over 4Q01 and 23.7% over 1Q01.

- Revenues from fees in 1Q02 totaled R$598 million, a 1.7% increase Q-o-Q and a 17.7% rise Y-o-Y. 1Q02 banking fees of R$290 million grew 2.5% from 4Q01 and 16.0% over 1Q01. 1Q02 revenues from the credit card business amounted to R$251 million, a 3.3% rise over 4Q01 and 30.7% over 1Q01.

- Total 1Q02 personnel and administrative expenses of R$1,016 million rose R$6 million, or 0.6%, remaining stable when compared to 4Q01.

- The 1Q02 efficiency ratio of 55.8% improved significantly from 58.4% in the previous quarter.

- The ratio of fees from services rendered to personnel and administrative expenses also improved, reaching 58.9% Q-o-Q vs. 58.2% and 55.1% in 4Q01 and 1Q01, respectively.

Operating Highlights

Retail Bank

- The **Retail Bank** had a good performance during 1Q02 on its two operating fronts, as follows:

  ♦ **Organic growth** - 200,000 new bank accounts were opened through the ContAtiva Program, which seeks to gain customers whose monthly income is higher than R$1,000 for the service network under the Unibanco brand. This figure is 45% higher than the 1Q01. The number of customers added during this quarter, coupled to the current base of account holders, savings and retirees totals 5.4 million, representing an annualized growth of 15.4%.

  ♦ **Low income segment** - in this segment, Unibanco operates through Fininvest, a wholly-owned subsidiary since December 2000, and through its recent partnerships with Globex-Ponto Frio in Investcred Unibanco, and with Magazine Luiza in LuizaCred. Unibanco has a 50% stake in each one of these companies and is in charge of managing their businesses. Jointly, these companies also expanded their base by 200,000 new customers in the quarter, thereby adding 8.1 million clients to the Unibanco customer base. These partnerships completed in the 4Q01 have already started contributing positively to Unibanco's consolidated financial results.

Client Base (in millions)


3.7
7.7
4.0
0.7
3.0
13.1
5.2
3.9
2.9
1.1
13.5
5.4
3.9
3.0
1.2
PONTOFRIO
FININVEST
UNIBANCO
99
00
01
1Q02

Note: Includes savings and retirees. In Dec/01 Bandeirantes fully migrated.

R$ million

Companies	Equity stake (%)	Adjusted net income 1Q02	Average equity	ROAE % per year
Credibanco - Cartão Unibanco	98.9	24	278	34.5
Fininvest	99.8	15	206	29.1
LuizaCred	50.0	3	23	52.2
Investcred	50.0	6	108	22.2
Dibens	51.0	8	152	21.1
Capitalização	99.9	13	122	42.6

- Unibanco reached the end of March 2002 with 1,450 points of sale, as follows: 806 branches, 460 corporate-site branches, 76 in-store branches and 108 Fininvest stores.

- The **Retail Bank's loan portfolio**, including Fininvest, Credibanco-Cartão Unibanco, Banco Dibens, 50% of Investcred Unibanco and of LuizaCred, as well as its 33% stake in Credicard, amounted to R$11.0 billion in March, 15.1% above the 1Q01 closing figure, and at the same level of the 4Q01.

- The **Credibanco-Cartão Unibanco** produced a net income of R$24 million for the period, being R$15 million from the credit card business, up 25.0% from 1Q01, due to the increase of financed volumes and billings. The number of cards issued totaled 3.6 million in 1Q02, a 38.5% growth vs. the 1Q01 figure, which increased the company's market share to 10.1%, up from 8.8%. In 1Q02, Cartão Unibanco further expanded its range of products through the introduction of the cards **Varig Platinum Visa**, **Estadão MasterCard** (in association with the O Estado de São Paulo daily newspaper) and the **30 Horas Garantido (30-Hour Guaranteed)**, a pre-paid card whose spending limit is defined by the customer himself.

- **Fininvest** contributed R$15 million to Unibanco's bottom line in 1Q02, up 15.4% from the same period last year. During the first quarter, the company continued to implement its expansion plan, aiming to increase its market share among lower income consumers through the opening of 6 new stores in Brazil. The company reached the end of the period with R$1.5 billion in loans, R$1.9 billion in assets, some 3.9 million active clients and 108 stores in the country's main markets.

- The **Investcred Unibanco** bank closed the quarter with net income of R$5.8 million and ROAE of 22.2%. At the end of the quarter, the loan portfolio totaled R$540 million and the number of active customers stood at 3.0 million.

- The **LuizaCred** consumer finance company reached R$2.7 million in net income in 1Q02. The company closed the quarter with R$124.7 million in loans, R$139.6 million in total assets and approximately 595,000 customers. Magazine Luiza has 3.4 million registered customers, of which 1.2 million are currently active.

- **Banco Dibens** posted net income of R$8.0 million in 1Q02, maintaining the same income level of 4Q01, but 33.3% better than the 1Q01 figure. The bank ended the quarter with a R$1.2 billion loan portfolio, 9.4% and 40.9% higher than its December 2001 and March 2001 balances, respectively.

- During the quarter, **Unibanco Cia. de Capitalização** became a unit of the Retail Bank, thus concentrating all the products and businesses targeting the major retail public under the same management. During this quarter, the following products were introduced: **Uniband Nota 10** (Uniband Grade A+), a single payment capitalization security, marketed at lottery stores throughout the country, **Sonho Programado** (Programmed Dream), a product with monthly payments from 36 to 120 months, designed for home purchase and marketed through insurance brokers and, finally, **ePlin**, an innovative capitalization product entirely online which reached a 23% "website visits to sales" conversion ratio.

- Unibanco was once again chosen one of the best companies in the country in the marketing area by ADVB – the Brazilian Association of Sales and Marketing Executives. The strategies Unibanco developed in the areas of advertising and the Internet won the **Marketing Top 2002** award. The new "Unibanco Couple" advertising campaign introduced in early 2001 caused declared recall to rise by 88%, resulting in a 70% increase in the efficiency of advertising investment, as measured by the ratio of message understanding (IAM), the best performance in the financial sector during the year. The Internet strategy resulted in a 156% increase in the number of visits to the Unibanco.com website, which jumped from 7.5 million in February 2001 to 19.2 million in January 2002. In 2001, more than 380,000 clients joined the new Internet Banking system.

Wholesale Bank

- The **Wholesale Bank** reached the end of 1Q02 with total loans of R$14.3 billion, 38.6% of which in foreign trade financing, 29.4% in BNDES onlendings and 32% in other loans.

- In the **BNDES Onlendings** segment, Unibanco continued to rank first among private banks in 1Q02 in disbursements, with a 9.6% market share. During the quarter, R$242.2 million were disbursed for several projects approved in 2001 and earlier this year.

- In **Debt Capital Markets**, Unibanco maintained its no. 1 rank, both in terms of origination and distribution of securities, with a 29% market share in both categories. During this quarter, Unibanco coordinated three operations amounting to R$474 million.

- In **Equity Capital Markets**, Unibanco completed its advisory services concerning the consolidation of the participation of Norsk Hydro ASA in the capital of Adubos Trevo S.A. through the structuring and execution of a special auction at Bovespa (São Paulo Stock Exchange). Following the auction, Norsk Hydro ASA increased its participation in Adubos Trevo S.A. to 99.9% of the voting capital and to 95.8% of total share capital. Still within this segment, Unibanco acted as Special Participant in the secondary global offering of Companhia Vale do Rio Doce – CVRD common stock, owned by the Federal Government and the BNDES.

- Unibanco took part in three **Syndicated Loans** transactions during the period in the role of Arranger or Co-Arranger, totaling R$450 million.

- Regarding **Project Finance** the ETEP – Empresa Paraense de Transmissão de Energia S.A. (a consortium comprised of the companies Alusa, Schahin and Eletrobrás) deal was completed. The company is a concessionaire for the implementation of a transmission line between Tucuruí and Vila do Conde substations in the state of Pará. Unibanco was also the Lead Manager of the syndicated loan, structured as project finance, employing BNDES funds totaling R$31.3 million for a 9-year term, for the expansion of the co-generation plant situated in the Equipav facilities.

- In **Cash Management**, Unibanco increased its revenues by 21% vs. 1Q01, to R$73.1 million, having also expanded its partnerships with important companies to act as banking correspondents.

Insurance and Private Pensions Plans

- The **Insurance and Private Pensions Plans** businesses posted R$626.1 million in 1Q02 premiums, with a 28.5% growth vs. the same period last year. The companies' net income reached R$52.4 million in 1Q02, up 69.0% from 1Q01. Technical reserves under management reached R$2.3 billion at the end of the period, or 16.5% above the same period last year, and at the same level of the 4Q01. According to February sector data released by Susep (Insurance regulatory body), Unibanco's insurance companies climbed one position in the ranking, rising from 5th to 4th place, with 6.7% of the market. Unibanco AIG Seguros e Previdência maintained the third place in the private pensions ranking, both in terms of investment portfolio and of revenues, according to February information released by ANAPP – National Association of Private Pension Funds.

- The net premiums written by Unibanco insurance companies totaled R$449.3 million in 1Q02, 13% higher than the 4Q01 figure, and 40.8% higher than 1Q01, exceeding the market's growth. The consolidated combined ratio of the Group's insurance companies (98.1% in 1Q02) improved 410 b.p. when compared to the same period last year, and better than the market's estimated average of 101.8% for the first two months of the year, according to data released by Susep. The company achieved the best combined ratio among the top four companies of the market.

- At the end of March 2002, the **VGBL – Investir Seguro** (VGBL – Safe Investing) product was launched. It combines life insurance with investment, enabling the insured party to redeem the invested amount at any time, while still offering coverage in case of death, accidents or disability. This product, which was recently regulated by Susep, is similar to PGBL but offers no fiscal benefits. Therefore, it is estimated that it will attract the segment of the population whose income is around R$2,000/month (approximately 12 million people).

- Unibanco AIG Previdência posted a net income of R$10.4 million in 1Q02, up 100% from 4Q01 and 80.7% from 1Q01 results. Premiums during this period amounted to R$163.7 million, 41.2% above the 4Q01 and at the same level of the 1Q01 figure. Considering the adjusted 1Q01 base, excluding the incorporation of the Bandeirantes portfolio, the growth would be 26.1%.

Wealth Management

- The Global Wealth Management market has been expanding over the last few years, posting the most aggressive growth rates within the financial services industry. In the same way as global leading institutions, Unibanco – in a pioneering move in the Brazilian financial market – merged its Private Banking and Asset Management businesses in 1Q02.

- **Unibanco Asset Management – UAM** ended 1Q02 with R$20.9 billion in assets under management, up 2.2% from 4Q01. Assets from pension funds reached R$4.7 billion at the end of the quarter, placing UAM as the second largest company in this segment, with a share of 12.6%, according to Anbid.

- Information released by the Gazeta Mercantil business daily newspaper highlighted that mutual funds under management of UAM performed better than their benchmark references (CDI – Interbank rate), especially those with medium-high volatility. Among these funds, UBB FIF Derivatives was the one that provided the best returns. The following are also worthy of note: Unibanco Private Aggressive, Uni Class Aggressive, Unibanco Advantage Plus and Unibanco FIF Advantage Institutional.

- UAM was rated "AAA" by Atlantic Rating. In granting this rating to UAM, Atlantic Rating took into account the criteria of analysis, risk assessment and profitability of the securities that make up the assets under UAM management, as well as the high capacity of its executives, among others.

- In the **Private Banking** area, Unibanco grew by 4.2% in 1Q02, reaching R$7.5 billion in funds under management, a figure that consolidates its position among the largest Brazilian banks in the private banking segment. This substantial growth results from the broad range of unique products and services offered both in the Brazilian market and in the main international investment markets.

SPB - Brazilian Payments System

- Unibanco successfully began operating according to the New Brazilian Payments System (SPB – Sistema de Pagamentos Brasileiro) on April 22, 2002. As a protective measure, the financial market agreed to increase the minimum amount of funds transfers in the new electronic mode to R$5 million, thereby substantially reducing the number of operations when the new system was introduced. Unibanco monitored the subject from the very start and took active part in the discussions and work groups organized by the Central Bank and class entities concerning the restructuring of the SPB. Given the project's complexity, several areas were involved, mainly information technology, products, back-offices, accounting, risk management, internal auditing and legal, with total investments of R$18 million.

Community-oriented Activities

- The "10 years of Unibanco Ecology – Reaping what we've sown" case won the Super Environment Prize, granted by SuperInteressante magazine, from Abril publishers. The project featured 500 entries and three finalists in the Corporate – Community Relations category. The finalists and winners will be presented in a Special Edition of the magazine, in June. The prize granting ceremony will take place on May 27.

- Unibanco renewed its support for the Alfabetização Solidária (Solidary Literacy) program by contributing R$510,000 during 2002. The program is a partnership between the Federal Government, universities and private companies, whose purpose is to reduce the levels of illiteracy in Brazil.

- Still in line with Unibanco's strategy of taking an active role in society with the purpose of reducing social inequalities, partnerships/agreements were signed with several institutions operating in the cultural, healthcare, educational, environmental and drug-abuse areas. Among these partnerships, we highlight: MAM – Museum of Modern Art; the Israel House of Culture; TUCCA – Association for Children and Teenagers with Brain Tumors; the Child Foundation – Childhood Cancer Institute - São Paulo; the Santa Casa de Misericórdia hospitals in Porto Alegre and Poços de Caldas; APAE – Association of the Parents and Friends of Disabled People in Poços de Caldas; Brazilian Community Action in Rio de Janeiro and the Ethos

Institute – Journalism Award.

- Unibanco also operates in the field of culture through the Moreira Salles Institute, the Espaço Unibanco de Cinema (Unibanco cinema space chain) and Arteplex Unibanco movie theatres.

Subsequent Events

- In the Annual General Meetings and Extraordinary General Meetings of Unibanco and Unibanco Holdings, several issues were approved. The most relevant ones were:
  · Reelection of the Board of Directors;
  · Reduction of the term of Unibanco's directors from three years to one year;
  · Granting to the holders of PN-B Unibanco Holdings stock and Units the right to receive annual priority minimum dividends of 3% of the stock's book value.

- Unibanco issued in April 2002 US$200 million in Step-Up Subordinated Callable Notes, which due to its subordinated debt characteristics will be considered Tier 2 capital for regulatory purposes, increasing Unibanco's capital adequacy ratio pro forma to 14.8%. This was Unibanco's first subordinated debt operation, making use of an alternative tool for increasing its capital base.

- On April 12, 2002, the Brazilian Central Bank approved the acquisition by Unipart Participações Internacionais Ltd. of 24.5% of the total share capital of Unicorp Bank & Trust Ltd, for US$36 million. Following this operation, Unibanco increased its stake to 100% of the latter's capital.

Contents

Net Income and Stockholders' Equity

Unibanco

Net income for 1Q02 reached R$222 million, up 5.7% over the 1Q01 figure (R$210 million) and down 7.9% over 4Q01 (R$241 million). 1Q02 operating income of R$391 million posted a 47.0% growth vs. 1Q01 and 68.5% vs. 4Q01.


Market Capitalization, Equity and Net Income
R$ million
2,906
1,601
91
4,002
6,797
203
5,504
8,507
203
6,072
7,170
210
6,301
7,871
222
1998
1999
2000
2001
1Q02
Equity
Market Cap *
1st Quarter Net Income
* Based on GDSs prices

Earnings per 1000 shares reached R$1.60 in 1Q02, favored by the share buy-back program, being 6.7% above the 1Q01 figure of R$1.50 per 1000 shares. If one disregards such effect, the growth would reach 5.7%.

Stockholders' equity stood at R$6.3 billion in March 2002, an increase of 3.8% when compared to December 2001. 1Q02's annualized return on average equity (ROAE) was 15.1% , while the annualized return on average assets (ROAA) was 1.6%. The book value per 1000 shares was R$45.48 at the end of the period. If one were to disregard the impact of the goodwill amortization from recent acquisitions (Bandeirantes, Fininvest and others), 1Q02 results would reach R$235 million and stockholder's equity would be R$4.8 billion, resulting in a ROAE of 21.5% in 1Q02.

The table below shows Unibanco's consolidated profitability for the periods indicated:

Profitability	1Q02	4Q01	1Q01	2001	2000
Annualized return on average equity	15.1%	16.8%	15.9%	16.8%	17.5%
Annualized return on average assets	1.6%	1.7%	1.6%	1.8%	1.8%
Earnings per 1,000 shares (R$)	1.60	1.72	1.50	6.95	6.02
Earnings per GDS (R$) (1)	1.60	1.63	1.50	6.89	5.96
Book value per 1,000 shares (R$)	45.48	43.82	40.72	43.82	39.22
Price to book value at the end of the period (2)	1.2	1.2	1.1	1.2	1.4

(1) Each "Global Depositary Share" (GDS) traded abroad (NYSE:UBB) corresponds to 500 Units.
Each Unit consists of one Unibanco preferred share plus one Unibanco Holdings preferred B share.
(2) Based on Brazilian Unit prices (Bovespa: UBBR11).

Stockholders' Structure

Unibanco is controlled by Unibanco Holdings, which owns 59.2% of the group's total equity. Both organizations pay out almost identical dividends per share owing to a combination of three factors: the number of shares comprised in the equity of Unibanco Holdings is equal to the number of Unibanco shares held by Unibanco Holdings; dividends received from Unibanco are Unibanco Holdings' sole source of cash revenues; and Unibanco Holdings distributes 100% of the dividends received, after setting aside legal reserves.

Shareholders Unibanco Holdings	ON (%)	PN (%)	Indirect Participation in Unibanco (%)
Moreira Salles Group (E. Johnston)	66.7	0.3	17.5
Strategic [1]	25.2	27.6	15.8
Float PN/Unit	-	12.1	4.0
Float GDS	-	58.0	19.2
Float ON	8.1	-	2.1
Treasury Holdings	-	2.0	0.6
Total	**100.0**	**100.0**	**59.2**

54.6

Shareholders Unibanco	ON (%)	PN (%)	Total (%)
Unibanco Holdings	96.6	15.9	59.2
Strategic [1]	0.5	20.5	9.8
Float Unit	-	8.7	4.0
Float GDS	-	41.9	19.4
Float PN and ON	2.9	9.4	5.9
Treasury Unibanco	-	3.6	1.7
Total	**100.0**	**100.0**	**100.0**

(1) Caixa Geral de Depósitos, Commerzbank AG and The Dai-Ichi Kangyo Bank Ltd

Note: Unibanco's share capital consists of 140,885,833,318 shares, being 75,568,744,349 common shares and 65,317,088,969 preferred shares. Unibanco Holdings' share capital consists of 84,330,476,296 shares, being 37,138,435,873 common shares, 3,843,541,338 preferred "A" shares and 43,348,499,085 preferred "B" shares.

Unibanco Holdings

Unibanco Holdings S.A. net income for 1Q02 reached R$133 million, resulting in earnings per 1000 shares of R$1.60. Stockholders' equity on March 31, 2002 reached R$3.8 billion. The ROAE for the quarter was 15.1% while the book value per 1000 shares stood at R$45.52.

Assets

Total Unibanco assets of R$59.0 billion represented a growth of 6.1% for the quarter and a 7.4% Y-o-Y increase. The expansion in 1Q02 was noticed mainly in the securities portfolio, mostly in federal government securities.

R$24.9 billion of Unibanco's assets were lending, leasing and other credits, R$17.6 billion were marketable securities - issued primarily by the federal government - and R$3.8 billion were interbank investments.

Total Assets, by Type



R$ million
31,727
5,631
14,046
36,038
5,663
15,811
51,496
7,137
21,615
55,616
4,698
25,358
59,018
3,823
24,915
Interbank Investments
Securities portfolio
Lending, leasing and other credits portfolio *
Others
1998
1999
2000
2001
1Q02

*Since year 2000 include other credits.

Securities Portfolio

Below is Unibanco's consolidated securities portfolio, by type, currency and maturity over the periods shown:

R$ million

Securities Portfolio, by Type	Mar-02	Dec-01	Mar-01	Quarter % change	Annual % change
Federal government securities	11,104	9,348	7,757	18.8	43.1
Non-financial corporate debt securities	3,279	3,223	2,368	1.7	38.5
Bank debt securities	389	304	410	28.0	-5.1
Brazilian sovereign bonds	547	363	133	50.7	311.3
Securities of foreign governments	33	22	18	50.0	83.3
Mutual funds(1)	2,085	2,047	1,876	1.9	11.1
Marketable equity securities	157	165	104	-4.8	51.0
Others	17	12	12	41.7	41.7
Total	**17,611**	**15,484**	**12,678**	**13.7**	**38.9**
Provisions for devaluations	(156)	(129)	(119)	20.9	31.1
Total portfolio	**17,455**	**15,355**	**12,559**	**13.7**	**39.0**
Securities Portfolio, by Currency					
Reais	9,199	8,343	7,536	10.3	22.1
Foreign currencies (2)	8,412	7,141	5,142	17.8	63.6
Total	**17,611**	**15,484**	**12,678**	**13.7**	**38.9**

R$ million

Securities Portfolio, by Maturity	no maturity	0-90 days	91-360 days	1-3 years	3-5 years	5-15 years	15 years +
Federal government securities	-	7,209	1,065	2,378	352	45	55
Non-financial corporate debt securities	52	190	519	827	836	855	-
Bank debt securities	1	102	112	44	103	27	-
Brazilian sovereign bonds	-	44	398	12	17	74	2
Securities of foreign governments	-	8	14	-	11	-	-
Mutual funds(1)	2,085	-	-	-	-	-	-
Marketable equity securities	157	-	-	-	-	-	-
Others	17	-	-	-	-	-	-
Total	**2,312**	**7,553**	**2,108**	**3,261**	**1,319**	**1,001**	**57**
Distribution (%)	13.1%	42.9%	12.0%	18.5%	7.5%	5.7%	0.3%

(1) Mostly investments held by the insurance companies.

(2) Includes US$-linked federal government securities.

The R$17.6 billion total securities portfolio at the end of March 2002 grew 13.7% and 38.9% over December 2001 and March 2001, respectively, largely due to higher investments in federal government securities maturing in up to 90 days. The provisions for devaluation of securities increased 20.9% in the quarter, rising to R$156 million in 1Q02 from R$129 million in 4Q01. Non-financial corporate debt securities consist primarily of eurobonds and corporate debentures. The carrying of these securities is considered in the credit evaluation of the issuers, using credit risk allocation.

Total portfolio includes securities tied to guarantees and technical reserves of the Unibanco group. The insurance, capitalization and pension plan companies portfolio, totaling R$3.1 billion in March 2002, was made up mainly from technical reserves.

The participation of securities in total assets reached 29.8% in 1Q02, vs. 27.8% in 4Q01 and 23.1% in 1Q01.

Risk Portfolio

The R$25.3 billion total loan risk portfolio, which includes guarantees honored, decreased by 2.1% over the quarter and grew by 7.7% Y-o-Y. The economic slowdown over the last few months, coupled with enhanced prudence in the granting of loans led to a reduction of Unibanco's credit risk during 1Q02. This reduction took place in the portfolio as a whole, with a higher concentration in power, gas and water segments which showed a R$208 million drop.

The loan portfolio to corporates decreased 2.9% Q-o-Q. The loan portfolio to individuals (including leasing, real estate financing, credit cards, etc.) posted a more modest reduction, 0.5% in the quarter. Credit cards, heavily influenced by seasonal effects, dropped by R$119 million in the quarter, while posting an increase of 20.4% Y-o-Y.

Risk Portfolio *


7.7%
10.0%
-2.1
23,473
25,827
25,284
13,943
14,791
14,316
9,530
11,036
10,968
Wholesale Bank
Retail Bank
R$ million
Mar/01
Dec/01
Mar/02

* Includes guarantees honored

Below is Unibanco's consolidated loan portfolio by client, by segment and by business over the periods shown:

R$ million

Balance of Loans, by Client Segment	Mar-02		Dec-01		Mar-01		Quarter % change	Annual % change
	Balance	(%)	Balance	(%)	Balance	(%)		
Large corporate	**13,414**	**53.1**	**13,776**	**53.3**	**13,097**	**55.8**	**-2.6**	**2.4**
Middle market	**901**	**3.6**	**1,015**	**3.9**	**846**	**3.6**	**-11.2**	**6.5**
Retail businesses	**2,020**	**8.0**	**2,040**	**7.9**	**2,025**	**8.6**	**-1.0**	**-0.2**
Indivuduals	**5,792**	**22.9**	**5,720**	**22.1**	**4,883**	**20.8**	**1.3**	**18.6**
Multiple bank and other	5,125	20.3	4,918	19.0	4,362	18.6	4.2	17.5
Fininvest / LuizaCred and Investcred	667	2.6	802	3.1	521	2.2	-16.8	28.0
Credit card	**3,157**	**12.5**	**3,276**	**12.7**	**2,622**	**11.2**	**-3.6**	**20.4**
Total	**25,284**	**100.0**	**25,827**	**100.0**	**23,473**	**100.0**	**-2.1**	**7.7**
Total individuals	8,948	35.4	8,996	34.8	7,506	32.0	-0.5	19.2
Total companies	16,336	64.6	16,831	65.2	15,967	68.0	-2.9	2.3
	0	0.0	0	0.0	0	0.0	0.0	0.0
Retail bank	10,968	43.4	11,036	42.7	9,530	40.6	-0.6	15.1
Whosale bank	14,316	56.6	14,791	57.3	13,943	59.4	-3.2	2.7

R$ million

Loan Portfolio, by Segment	Mar-02	Dec-01	mar-01	Quarter % change	Annual % change
Commercial, industrial and other	11,585	12,081	10,443	-4.1	10.9
Import financing and advances to exporters	3,360	3,291	4,194	2.1	-19.9
Agricultural loans	763	833	731	-8.4	4.4
Subtotal 1	**15,708**	**16,205**	**15,368**	**-3.1**	**2.2**
Credit cards	2,825	2,947	2,275	-4.1	24.2
Individuals	5,023	4,912	3,839	2.3	30.8
Leasing	741	799	927	-7.3	-20.1
Real estate loans	618	495	474	24.8	30.4
Subtotal 2	**9,207**	**9,153**	**7,515**	**0.6**	**22.5**
Subtotal lending, leasing and other credits	**24,915**	**25,358**	**22,883**	**-1.7**	**8.9**
Assignment of loans with co-obligation	37	140	243	-42.4	-36.4
Co-obligation on credit card customer financing	332	329	347	0.9	-4.3
Total Risk	**25,284**	**25,827**	**23,473**	**-2.1**	**7.7**

R$ million

Loans, by Segment - March 2002	Multiple bank and other companies	Credit cards	CDC, leasing and auto financing	Fininvest/ LuizaCred and Investcred	Total
Commercial, industrial and other	11,193	-	217	175	11,585
Import financing and advances to exporters	3,360	-	-	-	3,360
Agricultural loans	763	-	-	-	763
Credit cards	93	1,739	-	993	2,825
Individuals	2,827	-	1,575	621	5,023
Leasing	323	-	418	-	741
Real estate loans	618	-	-	-	618
Subtotal lending, leasing and other credits	**19,177**	**1,739**	**2,210**	**1,789**	**24,915**
Assignment of loans with co-obligation	-	-	-	37	37
Co-obligation on credit card customer financing	-	332	-	-	332
Subtotal off-balance	-	**332**	-	**37**	**369**
Total Risk	**19,177**	**2,071**	**2,210**	**1,826**	**25,284**

Note:

Multiple Bank except for Unibanco Financeira portfolio. Other companies include Unibanco Luxembourg, Insurance, etc.
Credit Cards: Cartão Unibanco and the 33% stake in Credicard
Consumer Direct Credit, leasing and auto financing : Unibanco Financeira, Unibanco Leasing, Banco Dibens, Dibens Leasing and Banco1.net Financeira

Allowance for Lending, Leasing and Other Credits Losses

At the end of March 2002, the consolidated allowance for lending, leasing and other credits losses, pursuant to National Monetary Council Resolution 2682, totaled R$1,496 million, down 2.7% Q-o-Q and representing 5.9% of total credit risk, maintaining basically the same coverage as the previous quarter.

These provisions were:

- R$725 million or 48.5% of the total, set aside to cover overdue credits, bankruptcies and insolvencies;
- R$638 million or 42.6% of the total, for the risk on credit transactions, under Resolution 2682, and credits to mature;
- R$133 million above the minimum required provision, based on more conservative percentages those that required by the Regulatory Authority.

R$ million

Classification	Required provision (%)	Total risk portfolio	Cumulative distribution (%)	Minimum required		Additional provisions	Total provisions	% of risk
				Overdue installments	Falling due installments			
AA	-	10,006	39.6	-	-	-	-	-
A	0.5	7,343	68.6	-	37	9	46	0.6
B	1.0	2,405	78.1	4	20	1	25	1.1
C	3.0	3,293	91.2	9	90	29	128	3.9
D	10.0	599	93.5	22	38	45	105	17.5
E	30.0	352	94.9	46	60	23	129	36.7
F	50.0	306	96.1	93	60	16	169	55.2
G	70.0	321	97.4	118	107	10	235	73.1
H	100.0	659	100.0	433	226	-	659	100.0
TOTAL (1)		**25,284**		**725**	**638**	**133**	**1,496**	
% of risk							**5.9%**	

(1) Total risk, including the risk portfolio and other receivables as guarantees honored, notes receivable, sundry and assignment of loans with co-obligation.

Risk Portfolio Breakdown



23,473
24,901
25,457
25,827
25,284
39.1%
37.9%
41.9%
41.3%
39.6%
30.8%
32.1%
25.5%
28.6%
29.0%
10.0%
10.3%
11.2%
9.8%
9.5%
10.9%
10.6%
12.7%
11.7%
13.1%
AA
A
B
C
D-H
R$ million
Mar/01
Jun/01
Sep/01
Dec01
Mar/02

Top-rated loans classified as AA and A represented, in March 2002, 68.6% of the portfolio. On a cumulative basis, 91.2% of the portfolio consisted of current and overdue credits of up to 60 days, remaining stable in relation to the 91.4% level posted in December 2001.

The table below shows the impacts of Resolution 2682 on the provisions maintained by the Multiple Bank and its consolidated subsidiaries and affiliates:

R$ million

Companies	Total Risk Portfolio			Total Provision		
	Mar-02	Dec-01	Mar-01	Mar-02	Dec-01	Mar-01
Multiple bank	19,588	19,742	17,083	889	938	819
Subsidiaries and affiliates	5,696	6,085	6,390	607	600	742
Unibanco consolidated	25,284	25,827	23,473	1,496	1,538	1,561

The tables below show the breakdown of credit risk and provisions by company:

March 2002 R$ million

Portfolio Classification, by Risk	Multiple bank and other companies	Credit cards	CDC, leasing and auto financing	Fininvest/ LuizaCred and Investcred	Total
AA	9,085	328	549	44	10,006
A	3,749	1,171	1,290	1,133	7,343
B	1,983	152	129	141	2,405
C	2,979	83	98	133	3,293
D	393	69	36	101	599
E	213	50	19	70	352
F	170	53	16	67	306
G	201	47	12	61	321
H	404	118	61	76	659
Total	**19,177**	**2,071**	**2,210**	**1,826**	**25,284**

March 2002 R$ million

Provision for Lending, Leasing and Other Credits Losses, by Risk Portfolio Classification	Multiple bank and other companies	Credit cards	CDC, leasing and auto financing	Fininvest/ LuizaCred and Investcred	Total
A	22	12	6	6	46
B	20	3	1	1	25
C	116	4	3	5	128
D	71	15	3	16	105
E	69	29	6	25	129
F	89	36	8	36	169
G	143	39	9	44	235
H	404	118	61	76	659
Total	**934**	**256**	**97**	**209**	**1,496**

Note:

Multiple Bank except for Unibanco Financeira portfolio. Other companies include Unibanco Luxembourg, Insurance, etc.
Credit Cards: Cartão Unibanco and the 33% stake in Credicard
Consumer Direct Credit, leasing and auto financing : Unibanco Financeira, Unibanco Leasing, Banco Dibens, Dibens Leasing and Banco1.net Financeira

Provisions for Lending, Leasing and Other Credits Losses

Below are Unibanco's consolidated changes in provisions for lending, leasing and other credits losses and loan recoveries for the periods indicated:

R$ million

Allowance for Lending, Leasing and other Credits Losses	1Q02	4Q01	1Q01	2001	2000
Allowance for lending, leasing and other credits losses (opening balance)	1,538	1,564	1,484	1,484	972
Expense with provisions for lending, leasing and other credits losses	417	489	382	1,650	1,242
Included/adjusted balance	-	38	-	38	491
Loan charge-off	(459)	(553)	(305)	(1,634)	(1,221)
Allowance for lending, leasing and other credits losses (closing balance)	**1,496**	**1,538**	**1,561**	**1,538**	**1,484**
Net write-off / Total risk	1.5%	1.4%	1.0%	4.6%	3.8%
Loan recovery	79	180	82	440	383
Net write-off	(380)	(373)	(223)	(1,194)	(838)

R$ million

Allowance for Lending, Leasing and Other Credits Losses by Company 4Q01	Multiple bank and other companies	Credit cards	CDC, leasing and auto financing	Fininvest/ LuizaCred and Investcred	Unibanco consolidated
Allowance for lending, leasing and other credits losses (opening balance)	1,072	251	90	151	1,564
Expense with provisions for lending, leasing and other credits losses	169	92	8	220	489
Included/adjusted balance	-	-	-	38	38
Loan charge-off	(250)	(123)	(4)	(176)	(553)
Allowance for lending, leasing and other credits losses (closing balance)	**991**	**220**	**94**	**233**	**1,538**
Net write-off / Total risk	0.6%	4.5%	0.1%	7.5%	1.4%
Loan recovery	130	24	1	25	180
Net write-off	(120)	(99)	(3)	(151)	(373)

R$ million

Allowance for Lending, Leasing and Other Credits Losses by Company 1Q02	Multiple bank and other companies	Credit cards	CDC, leasing and auto financing	Fininvest/ LuizaCred and Investcred	Unibanco consolidated
Allowance for lending, leasing and other credits losses (opening balance)	991	220	94	233	1,538
Expense with provisions for lending, leasing and other credits losses	159	113	9	136	417
Loan charge-off	(216)	(77)	(6)	(160)	(459)
Allowance for lending, leasing and other credits losses (closing balance)	**934**	**256**	**97**	**209**	**1,496**
Net write-off / Total risk	0.9%	2.3%	0.1%	8.5%	1.5%
Loan recovery	42	29	3	5	79
Net write-off	(174)	(48)	(3)	(155)	(380)

Note:

Multiple Bank except for Unibanco Financeira portfolio. Other companies include Luxembourg, Insurance, etc.
Credit Cards: Cartão Unibanco and the 33% stake in Credicard
Consumer Direct Credit, leasing and auto financing : Unibanco Financeira, Unibanco Leasing, Banco Dibens, Dibens Leasing and Banco1.net Financeira

In accordance with the Resolution 2682, total provisioning expenses for 1Q02 were R$417 million, against R$489 million in 4Q01 and R$382 million in 1Q01. Total allowance for lending, leasing and other credits losses at the end of March 2002 were R$1.5 billion, down 2.7% and 4.2% when compared to December 2001 and March 2001, respectively.

Funding

Below is Unibanco's consolidated funding for the periods indicated:

R$ million

Funding	Mar-02	Dec-01	Mar-01	Quarter % change	Annual % change
Total funds in local currency	**35,290**	**32,492**	**30,481**	**8.6**	**15.8**
Total deposits	**18,184**	**17,272**	**12,998**	**5.3**	**39.9**
Demand deposits	1,797	1,836	2,145	-2.1	-16.2
Savings deposits	4,575	4,595	3,549	-0.4	28.9
Interbank deposits	174	156	212	11.5	-17.9
Time deposits	11,638	10,685	7,092	8.9	64.1
Funds obtained in the open market	**8,490**	**7,581**	**9,613**	**12.0**	**-11.7**
Debentures and mortgage notes	**460**	**478**	**1,338**	**-3.8**	**-65.6**
Local onlendings (BNDES funds)	**4,274**	**4,154**	**3,289**	**2.9**	**29.9**
Tech. provision for insurance, capitaliz. and retir. plans	**2,472**	**2,342**	**2,124**	**5.6**	**16.4**
Other	**1,410**	**665**	**1,119**	**112.0**	**26.0**
Total funds in foreign currency	**10,485**	**10,775**	**11,478**	**-2.7**	**-8.7**
Total deposits	**1,116**	**1,660**	**1,098**	**-32.8**	**1.6**
Demand deposits	422	567	339	-25.6	24.5
Savings deposits	141	139	131	1.4	7.6
Interbank deposits	2	2	-	-	-
Time deposits	551	952	628	-42.1	-12.3
Deposits and securities sold	**654**	**506**	**482**	**29.2**	**35.7**
Local onlendings (BNDES funds)	**273**	**282**	**306**	**-3.2**	**-10.8**
Finance lines for exports and imports	**2,912**	**3,325**	**4,022**	**-12.4**	**-27.6**
Eurobonds and commercial paper	**2,936**	**2,819**	**3,482**	**4.2**	**-15.7**
Other	**2,594**	**2,183**	**2,088**	**18.8**	**24.2**
Total funds	**45,775**	**43,267**	**41,959**	**5.8**	**9.1**
Assets under management	20,856	20,398	20,320	2.2	2.6
Total funds + assets under management	**66,631**	**63,665**	**62,279**	**4.7**	**7.0**

Unibanco's overall funding reached R$66.6 billion, up 4.7% and 7.0% over the past three and twelve months. This amount includes R$20.9 billion of funds under management. Total local and foreign funding increased 5.8% over the quarter to R$45.8 billion on March 31, 2002.

Local funding rose 8.6% over the last three months to R$35.3 billion, mainly due to the growth in time deposits and funds obtained in the open market.

As a result of seasonal effects, demand deposits fell by 7.7% in 1Q02 vs. 4Q01, whereas savings deposits remained stable.

During the 1Q02, in line with a market trend toward a greater allocation of portfolios to low risky assets. there was greater demand for time deposits, among the customers of both the Retail Bank and the Wholesale Bank.

Growth in the funds obtained in the open market took place due to an increase in arbitrage opportunities with low risk in the government bond market. These funds are invested largely in securities that, as previously mentioned, increased by 13.7% in the quarter.

Foreign funding posted a drop of 2.7% over the quarter, totaling R$10.5 billion at the end of March 2002. The reduction in the import and export lines during the period was due to alternative lines of funding at more attractive costs.

Funds and portfolios under UAM's management were up 2.2% over the quarter, from R$20.4 billion at the end of December 2001 to R$20.9 billion at the end of March 2002.

Sources of Total Funding


Retail
R$15.1 billion
Time Deposits
13%
Demand
Deposits
7%
Savings
31%
Funds
49%
Wholesale
R$25.0 billion
Time Deposits
42%
Demand
Deposits
5%
Savings
0,1%
Funds
53%
March 2002
Institutional
41%
Retail
41%
Off-shore
0.7%
Corporate
7%
Private
10%

Source: Anbid

Capital Adequacy Ratio

Below are Unibanco's consolidated main capital adequacy ratios for the periods shown:

Capital Adequacy %	Mar-02	Dec-01	Mar-01
Equity / Total assets	10.7	10.9	10.4
Equity / Loans	25.3	24.0	25.3
BIS ratio (under Central Bank of Brazil guidelines)	13.8	13.7	15.3

The Basel capital adequacy ratio, in accordance with Central Bank guidelines, stood at 13.8% in March 2002, against 13.7% in December 2001 and 15.3% in March 2001. As a subsequent event, Unibanco issued subordinated debt amounting to US$200 million in April 2002, which is included the bank's capital base as Tier II, increasing the Basel ratio pro-forma to 14.8%.

The table below shows the BIS ratio variation over the quarter:

BIS Ratio Impacts in 1Q02 (%)	
BIS Ratio on December 31, 2001	**13.7**
Risk average assets growth	-0.2
Changes in market risk	
Foreign exchange position	-0.1
Interest rate	-0.1
Adjusted equity growth (mainly net income)	0.5
BIS Ratio on March 31, 2002	**13.8**

Main Subsidiaries and Affiliates

The table below shows the earnings of Unibanco's main subsidiaries and affiliates:

Main Companies	Business	Equity Stake (%)	Adjusted Equity on Mar-02	Adjusted Net Income		
				1Q02	4Q01	1Q01
Subsidiaries						
Unibanco AIG Seguros	Insurance	49.7	1,145	48	32	22
Unibanco Capitalização	Annuities	99.9	92	13	18	8
Unibanco AIG Previdência (1)	Retirement Plans	49.7	94	10	5	6
Estrel Adm. Seguros	Insurance Brokerage	99.9	38	4	6	7
Credibanco - Cartão Unibanco	Credit Cards	98.9	253	24	33	12
Banco Fininvest	Consumer Financing	99.8	213	15	-	13
Unibanco Asset Management	Asset Management	93.0	21	3	9	7
Banco Dibens	Banking/Leasing	51.0	161	8	8	6
Unibanco Leasing	Leasing	99.9	103	2	7	1
Banco Bandeirantes (2)	Banking	100.0	256	17	2	16
Unibanco Corretora	Brokerage House	100.0	52	-	1	1
Affiliates						
AIG Brasil	Insurance	50.0	74	3	1	9
Credicard/Redecard/Orbitall	Credit Cards	33.3	385	147	110	127

(1) Unibanco AIG Previdência's equity and net profit are included in Unibanco AIG Seguros' results, as it is subsidiary of the latter.

(2) Given the existence of unrealized income, Banco Bandeirantes stockholders' equity and net income are adjusted to reflect the investment and Unibanco's consolidated equity in net income.

Insurance and Private Pension Plans

The Insurance and Private Pensions Plans businesses posted R$626.1 million in 1Q02 premiums, with a 28.5% growth vs. the same period last year. The companies' net income reached R$52.4 million in 1Q02, up 69.0% from 1Q01. Technical reserves under management reached R$2.3 billion at the end of the period, or

16.5% above the same period last year, and at the same level of the 4Q01. According to February sector data released by SUSEP (Insurance regulatory body), Unibanco´s insurance companies climbed one position in the ranking, rising from 5th to 4th place, with 6.7% of the market. Unibanco AIG Seguros e Previdência maintained the third place in the private pensions ranking, both in terms of investment portfolio and of revenues, according to February information released by ANAPP – National Association of Private Pension Funds.

Insurance

The insurance companies, Unibanco AIG Seguros and AIG Brasil generated consolidated net income of R$51 million in 1Q02, up 54.5% Q-o-Q, R$25.4 million of which contributed to Unibanco's earnings. This performance resulted from higher premium revenues during the period, as well as from a lower claims ratio, coupled with improved financial results, which had been adversely affected by the appreciation of the real in the 4Q01. Net premiums issued of R$449.3 million increased 12.8% Q-o-Q and 40.8% Y-o-Y. The insurance companies' technical reserves reached R$692.7 million in 1Q02, up 5.4% over the previous quarter.

R$ million

Consolidated Insurance Figures	1Q02	4Q01	1Q01	2001	2000
Gross revenues/net premiums written	449	398	319	1,413	1,148
Industrial result	62	54	51	228	204
Personnel & administrative expenses	(48)	(48)	(50)	(194)	(179)
Taxes and others operacional	(8)	(6)	(8)	(29)	(35)
Operational income	5	-	(6)	5	(9)
Financial income / Equity	61	40	39	181	204
Income before taxes	67	40	32	185	187
Net income	51	33	30	162	150
Combined ratio % (1)	98.1	99.9	102.2	99.6	101.0

(1) (Operating expenses + administrative expenses + selling expenses) / premiums earned.

The administrative expenses of the insurance companies, of R$48 million in 1Q02, remained stable compared to 4Q01 and down 4.0% Y-o-Y.

The insurance companies' 1Q02 consolidated combined ratio of 98.1% improved 410 b.p. over the previous year, as a result of improvements on appropriate policies on prevention and regulation of claims.

The insurance companies seek to concentrate their portfolio in the most effective risk-return products. Continuous improvement in the mix of products combined with sound policies on underwriting contributed to improve the claims ratio by 300 b.p. when compared to 4Q01, as illustrated below:

Consolidated Insurance Premiums Earned, by Type (%)	1Q02	4Q01	1Q01	2001	2000
Life	29.6	27.0	27.9	27.8	30.0
Health	6.7	6.6	44.2	6.9	7.4
Auto	40.1	40.0	6.3	42.2	39.7
Others (1)	23.6	26.4	21.6	23.1	22.9
Total	100.0	100.0	100.0	100.0	100.0

(1) Includes property, cargo, marine and other insurance.

Claims Ratio (%) (1)



67.3
68.2
68.7
65.5
66.9
67.5
68.1
66.2
65.7
60.6
63.9
62.3
60.9
63.0
55.6
64.4
63.4
60.4
1Q00 2Q00 3Q00 4Q00 1Q01 2Q01 3Q01 4Q01 1Q02
UASEG
Market Average

Source: Susep

(1) 2000 data does not include Trevo Seguradora and Trevo Banorte Segurador

Note: 1Q02 base February

The graph below shows insurance premiums distribution, by channel, in 1Q02 and 4Q01:

Premiums Earned by Distribution Channel



4Q01
Wholesale Bank 34%
Brokers 32%
Other channels 9%
Retail Bank 25%
1Q02
Wholesale Bank 39%
Brokers 30%
Other channels 9%
Retail Bank 22%

Other channels: mandatory car insurance , Cartão Unibanco, other banks, etc.

Private Pension Plans

Unibanco AIG Previdência earned R$10.4 million in net income in 1Q02, up 100.0% over 4Q01 and 66.7% over 1Q01. The reduction in the IGP-M general price index during the quarter and profit realization in connection with some financial assets accounted for the company's good performance.

Revenues in the quarter totaled R$163.7 million, up 41.2% Q-o-Q due to the good performance of Corporate and Prever Invest products and in line with 1Q01. Considering the adjusted 1Q01 base, excluding the incorporation of the Bandeirantes portfolio, the growth would be 26.1%. The company services approximately 490,000 individual customers.

Pension Plan Premiums - R$ million



1Q02
163.7
4Q01
115.9
3Q01
123.0
2Q01
119.5
1Q01
164.8

Technical reserves were R$1.58 billion on March 31, 2002, a 6.8% rise over the previous quarter.



Technical Reserves - R$ million
1Q02
1,577.9
4Q01
1,481.6
3Q01
1,406.6
2Q01
1,329.4
1Q01
1,288.8

Credit Cards

In the credit card segment, Unibanco operates through **Credibanco - Cartão Unibanco, Credicard Group** (Credicard, Redecard and Orbitall) and the credit card segment of **Fininvest.**

Credibanco - Cartão Unibanco

The credit card business of Credibanco - Cartão Unibanco produced a net income of R$15 million in the quarter, a 25% Y-o-Y increase due to the increase in financed volumes to R$360 million (30.9%) and of the billings to R$1.1 billion (17%). The number of cards issued totaled 3.6 million in 1Q02, vs. 2.6 million in 1Q01, a 38.5% growth. As a result, the company's market share increased to 10.1% from 8.8%. The total number of transactions carried out by Credibanco-Cartão Unibanco reached 15.0 million in the first quarter of 2002, 15.4% above the previous year's figure. Credibanco's other operations in the period generated net results of R$9 million. Thus, the Bank's total results, including the credit card operations, totaled R$24 million in this quarter.



Cartão Unibanco Portfolio
8.8%
9.4%
9.1%
9.0%
8.8%
9.5%
11.0%
10.0%
10.1%
2.1
2.3
2.4
2.5
2.6
3.0
3.5
3.5
3.6
Mar/00
Jun/00
Sep/00
Dec/00
Mar/01
Jun/01
Sep/01
Dec/01
Mar/02
# of Cards (million)
Market Share

Credit cards fee revenues reached R$42.0 million in the first quarter, 20% above the 1Q01 figure, whereas revenues from financial intermediation rose by 59.3% over the same period, totaling R$137 million.

Below are Credibanco - Cartão Unibanco's main indicators for the periods shown:

Business Information	1Q02	4Q01	1Q01	2001	2000
Total credit cards issued (thousand)	3,638	3,535	2,648	3,535	2,512
Billings (R$ million)	1,055	1,185	902	4,194	3,257
Average outstanding (R$ million)	360	354	275	308	216
Transactions (million)	15	16	13	54	47
Credit risk (R$ million)	846	871	734	871	653

Financial Information					
Fees (R$ million)	42	45	35	159	140
Total revenues (R$ million)	137	96	94	472	285
Net income (R$ million) (1)	24	33	12	92	48

(1) 2001 data includes Banco Bandeirantes' credit card base.

Credicard Group

The Credicard group of companies - Credicard, Redecard and Orbitall – Brazil's credit card market leaders, posted net income of R$147 million in 1Q02 up 33.6% Q-o-Q and 15.7% Y-o-Y. The good performance of the Credicard group companies in 1Q02 vs. 4Q01 is related to the seasonal volume of transactions in the 4Q01, which had an impact on costs, whereas the corresponding revenues only materialized this quarter. Relative to 1Q01, the increase in results is due to the growth in the volume of transactions of the credit card market (14%) over the last 12-month period. The Credicard Group's billings were R$7.1 billion in 1Q02, up 14.5% Y-o-Y. Of the consolidated income of the Credicard Group's companies, R$58 million had an impact on Unibanco's 1Q02 earnings.

Fininvest

Fininvest added R$15.0 million to Unibanco's bottom line in 1Q02, a 15.4% increase over 1Q01. Compared to 4Q01, this result was better, thanks to more restrictive credit policies, as well as the improvements made to some products.

Fininvest administrative expenses amounted to R$105 million in 1Q02, a 8.7% reduction vs. 4Q01, as a result of revising the company's operating processes as well as the market's seasonal behavior. Relative to 1Q01, expenses increased by 16.7%, due to the expansion of the servicing network and to the establishment of new partnerships, especially with supermarket chains. These partnerships generated a 901,000 private label cards portfolio as of March 2002, revenues of R$86 million in the quarter, 1.3 million transactions and a loan portfolio amounting to R$64 million.

The company ended the period with R$1.5 billion in loans, R$1.9 billion in assets, approximately 3.9 million active clients and 108 stores in Brazil's largest cities.

Business Information	1Q02	4Q01	1Q01	2001	2000
Active accounts (million)	3.9	3.9	3.5	3.9	2.9
Volume (R$)	865	1,091	836	3,815	2,752
Transactions (million)	11	12	9	40	28
Total Risk (R$ million) (1)	1,543	1,734	1,468	1,734	1,453

R$ million

Financial Information					
Fees	68	65	43	216	143
Total revenues	240	300	223	1,003	721
Administrative and personnel expenses	(105)	(115)	(90)	(393)	(328)
Adjusted net income (2)	15	-	13	50	24

(1) includes Fininvest and LuizaCred

(2) Consolidated 50% until Nov/00 and 100% since Dec/00

During the first quarter, the company continued to implement its expansion plan, aiming to increase its market share among lower income consumers through the opening of 6 new stores in Brazil. The opening of two more stores is planned for this year.

The process of integrating alike activities of Fininvest with Credibanco and Unibanco has continued. To illustrate, the Fininvest call center activities are in process of being merged with those of Unibanco, as a result of which annual expenses will be reduced by roughly R$7.0 million.

LuizaCred

Financeira LuizaCred, a consumer finance company which resulted from a partnership signed in September 2001 by Fininvest (50%) and Magazine Luiza (50%) - a department store chain with strong presence throughout São Paulo state, western Paraná state and southern Minas Gerais state - reached R$2.7 million in 1Q02 net income. The company closed 1Q02 with R$124.7 million in loans, R$139.6 million in total assets and approximately 595,000 contracts. Magazine Luiza has 3.4 million registered customers, of which 1.2 million are active.

Investcred

Investcred Unibanco, resulting from the strategic association of Unibanco with Globex-Ponto Frio, in which each partner has 50% of the company's share capital, ended the quarter with net income of R$5.8 million and annualized return on average equity of 22.2%. In 1Q02, the loans totaled R$540 million and the total number of active customers reached 3.0 million.

Banco Dibens

Banco Dibens' 1Q02 net income reached R$8 million, in line with the previous quarter and up 33.3% over 1Q01. The bank ended the quarter with a R$1.2 billion loan portfolio, up 9.4% over December 2001 and 40.9% over March 2001.

Capitalization

During the quarter, Unibanco Cia. de Capitalização became a unit of the Retail Bank, thus concentrating all the products and businesses targeting the major retail public under the same management. The purpose of this restructuring is to merge operating and administrative structures, increasing the company's efficiency and profitability.

Unibanco Capitalização's net income was R$13 million for the quarter, a figure 62.5% higher than the 1Q01, due to changes in the criteria for establishing mathematical reserves during the course of 2001, which led to an increase in the product's margin. When compared to the 4Q01, there was a 27.8% drop, largely due to the loss of financial revenues resulting from a R$70 million capital reduction that occurred during the quarter.

Gross revenues reached R$64.5 million in 1Q02 up 10.5% over 1Q01 and flat in comparison to 4Q01. The company's technical reserves totaled R$231 million in 1Q02, up 2.4% over 1Q01 and at the same level of 4Q01.

Asset Management

Unibanco Asset Management (UAM) ended 1Q02 with R$20.9 billion in assets under management, up 2.2% over 4Q01 and 2.6% over 1Q01. Assets from pension funds reached R$4.7 billion at the end of the quarter, placing UAM as the second largest company in this segment, with a share of 12.6%, according to Anbid (National Investment Banks Association).

UAM's lower result in 1Q02 compared to the previous quarters is due to a revision in the allocation of fee revenues between UAM and Unibanco, having no impact on consolidated results.

Performance Overview

The Brazilian Economy - 1st Quarter Retrospective

The Brazilian economy started to show signs of recovery during the first quarter. Industrial production, which hit its lowest point last October, decreased 2.2% in the 1Q02 when compared to the same period last year, but rose 0.8% vs. December 2001, in seasonally adjusted terms. The end of power rationing and improved consumer expectations justify the resumption of economic activity. The modest growth is not yet reflected in an improved level of employment and real wages. In March, the unemployment rate reached 7.1%, vs. 6.5% during the same period in 2001.

Inflation, as measured by the IPCA consumer price index, reached 1.5% during 1Q02. Even though inflation is falling slowly, the Central Bank initiated a gradual process of reducing the Selic interest rate, as a result of which, by the end of March, the rate had dropped to 18.5% from 19% p.a. in February. The Central Bank's decision showed that the monetary authorities are not pursuing the central point of the inflation target at any price, but attempting to minimize the impact on economic activity without jeopardizing the system of inflation targets, conforming to the range's cap. The merely marginal reduction in interest rates caused the volume of loans in the financial system to remain virtually unchanged in the first quarter, up only 0.9%. The total volume of credit granted by the private system slipped by 0.8% in the first quarter, whereas credit granted by the public system rose by 4.2%. As expected, delinquency levels were high, for seasonal reasons.

Brazilian external accounts posted a fairly positive performance during the first three months of the year, contributing to the stability of the exchange rate during the period. The real reached the end of the first quarter at R$2.324/US$, with a devaluation of only 0.14%. The trade balance posted a US$1.07 billion surplus, vs. a US$680 million deficit in 1Q01. Foreign direct investment totaled US$4.7 billion in 1Q02, the same level as 1Q01. The country risk reduction made it easier for the Treasury and Brazilian companies to obtain international funding. The Treasury issued US$2.9 billion during the quarter, amount sufficient to roll over virtually all of the federal government's foreign debt falling due this year.

Results

Below are financial intermediation revenues, expenses and income, for the periods indicated:

Profit from Financial Intermediation



2,642
6,718
(1,242)
3,736
10,175
(1,650)
819
2,416
21
(382)
1,057
1,808
262
(489)
1,046
2,586
112
(417)
R$ million
Total profit from financial intermediation
Revenue from financial intermediation
Expenses arising from financial intermediation
2000
2001
1Q01
4Q01
1Q02

The 1Q02 financial intermediation revenues of R$2.6 billion rose 43.0% this quarter, mainly due to the negative impact of the real appreciation (14%) relative to the US dollar in the 4Q01 results. In the first quarter of 2002, the stability of the exchange rate (devaluation of 0.14%) drove financial intermediation revenues back to their recurring levels. The results provided by securities also suffered the impact of a 13.7% portfolio growth in the quarter and of a 38.9% growth over the past 12 months. The expenses on deposits and securities sold, and also on borrowings and onlendings were subject to the same exchange rate impact above mentioned, as well as an increase in the balances of time deposits.

Expenses with provisions for lending, leasing and other credits losses totaled R$417 million in 1Q02, 14.7% below the 4Q01 figure, and up 9.2% over 1Q01 (refer to Assets - Allowance for Lending, Leasing and Other Credits Losses).

The average spreads of the Retail Bank portfolio posted slight reductions, due to the economic environment and market conditions. In the Wholesale Bank, spreads remained unchanged.

Profits from financial intermediation, before provisions and loan recoveries at R$1.4 billion, were up 1.3% over 4Q01 and 23.7% over 1Q01.

Total Other Operating Income and Other Operating Expenses, at negative R$66 million in 1Q02, was R$136 million better than 4Q01. The net change in these items is due mainly to the impact of the exchange rate fluctuation on investments abroad. These investments, which amounted to R$2.4 billion and R$2.3 billion at the end of 1Q02 and 4Q01, respectively, were partially hedged during these periods, as shown below:

R$ million

Managerial Impact on Investments Abroad	1Q02	4Q01	1Q01
Exchange rate fluctuation on investments abroad	2	(325)	171
Hedge on investment abroad	26	188	(78)
Managerial net impact	28	(137)	93
Opportunity cost	(67)	(74)	(56)
Managerial impact on investments abroad	**(39)**	**(210)**	**37**

Below are Unibanco's consolidated main assets and liabilities in foreign and local currencies for the periods indicated:

R$ million

Local and Foreign Currency Breakdown	Mar-02	Dec-01
Securities portfolio - local currency	9,129	8,280
Securities portfolio - foreign currency	8,326	7,075
Total securities portfolio	**17,455**	**15,355**
Loan portfolio (net) - local currency	17,244	17,351
Loan portfolio (net) - foreign currency	6,175	6,469
Net loans	**23,419**	**23,820**
Deposits - local currency	18,184	17,272
Deposits - foreign currency	1,116	1,660
Total deposits	**19,300**	**18,932**
Notes and debentures - local currency	460	478
Notes and debentures - foreign currency	2,936	2,819
Total notes and debentures	**3,396**	**3,297**
Borrowings and onlendings - local currency	4,411	4,331
Borrowings and onlendings - foreign currency	4,779	5,420
Total borrowings and onlendings	**9,190**	**9,751**

1Q02 operating income of R$391 million was 68.5% and 47.0% higher than 4Q01 and 1Q01, respectively. The graph below shows net revenues by business type:


Net revenues, by business type
46%
45%
40%
44%
42%
20%
20%
22%
23%
23%
Net Financial Result
Banking Fees
Credit Cards
Insurance/Capitalization/Retirement Plans
Asset Management Fees
1998
1999
2000
2001
1Q02

Fees from Services Rendered

Below is the breakdown of Unibanco's consolidated fees from services rendered in the periods indicated:

R$ million

Fees from services rendered	1Q02	4Q01	1Q01	2001	2000
Banking fees and other fees and commissions	290	283	250	1,073	802
Credit Cards [(1)]	251	243	192	864	619
Assets under management	57	62	66	248	219
Total fees from services rendered	**598**	**588**	**508**	**2,185**	**1,640**

(1) R$10 million reclassification in 1T01 for comparison purposes.

Fees from services rendered in 1Q02 totaled R$598 million, a 1.7% increase Q-o-Q and a 17.7% rise Y-o-Y.

1Q02 banking fees of R$290 million grew 2.5% from 4Q01, and 16.0% over 1Q01, as a result of the successful efforts of our ContAtiva organic growth plan, and the wider range of products offered to our customers.

1Q02 revenues from the credit card business amounted to R$251 million, a 3.3% rise over 4Q01 and 30.7% over 1Q01, as a result of the client base increase.

Asset management fees reached R$57 million in 1Q02, 8.1% below 4Q01, due to the migration of some clients to funds with lower management fees.

Fee Income vs. Personnel and Administrative Expenses


54.8%
55.1%
58.2%
58.9%
665
922
1,010
1,016
R$ million
1Q00
1Q01
4Q01
1Q02
Personnel and administrative expenses
Fee Income
Fee Income /
Personnel and Administrative Expenses

Personnel and Administrative Expenses

Below is the breakdown of Unibanco's consolidated personnel and administrative expenses for the periods shown:

R$ million

Total Expenses	1Q02	4Q01	1Q01	2001	2000
Multiple Bank + Bandeirantes [(1)]	616	615	586	2,461	2,020
ContAtiva program	27	32	14	100	2
Subtotal Multiple Bank	**643**	**647**	**600**	**2,561**	**2,022**
Fininvest [(2) (3)]	105	115	90	393	164
Other subsidiaries and affiliates	268	248	232	1,009	816
Total	**1,016**	**1,010**	**922**	**3,963**	**3,002**
Consolidated Unibanco + Bandeirantes and Fininvest pro forma					
Multiple bank + Bandeirantes	643	647	600	2,561	2,637
Fininvest (100%)	105	115	90	393	328
Other subsidiaries and affiliates	268	248	232	1,009	816
Total Consolidated	**1,016**	**1,010**	**922**	**3,963**	**3,781**

(1) Consolidated from December 2000.

(2) Until November 2000 only 50% of the company was consolidated.

(3) Reclassification of R$10 million in 1Q01 for comparison purposes.

Total 1Q02 personnel and administrative expenses of R$1,016 million rose R$6 million, or 0.6%, compared to 4Q01. In the multiple bank, there was a R$4.0 million reduction (0.6%), explained by the seasonal nature of the business and the lower volume processed in 1Q02.

Amongst the affiliates and subsidiaries, Fininvest stands out: during 2001, it opened 38 stores and invested in partnerships with supermarket chains, resulting in an increase of R$15.5 million in total expenses in 1Q02 vs. 1Q01. The beginning of synergies with Unibanco coupled with the seasonal nature of the consumer credit market caused expenses to fall by R$9.9 million in 1Q02 over the previous quarter.

In the other affiliates and subsidiaries, several actions were implemented for the expansion of businesses, which had an impact on expenses. The following events are highlighted:

- Acquisition of 50% of Banco Investcred, in November 2001;
- Opening of 10 new BWU-Blockbuster stores;
- 14.6% increase in the number of Credicard transactions;
- Increase in the number of cards, with a consequent increase in the volume of transactions processed by Credibanco-Cartão Unibanco; and
- Increase in the volume of Serasa (Credit Bureau) registrations.

These events caused administrative expenses to rise R$19.7 million vs. the previous quarter, and by R$36 million relative to 1Q01.

Below is the breakdown of personnel expenses for the periods indicated:

R$ million

Personnel Expenses	1Q02	4Q01	1Q01	2001	2000
Multiple Bank + Bandeirantes [(1)]	253	246	256	1,054	824
ContAtiva program	25	25	10	79	1
Subtotal Multiple bank + Bandeirantes	**278**	**271**	**266**	**1,133**	**825**
Fininvest [(2)]	32	39	31	132	59
Other subsidiaries and affiliates	88	83	86	338	281
Total	**398**	**393**	**383**	**1,603**	**1,165**

(1) Consolidated from December 2000.

(2) Until November 2000 only 50% of the company was consolidated.

Personnel expenses increased by R$15 million vs. 1Q01 and by R$4.9 million vs. 4Q01.

At the multiple bank, the ongoing organic expansion of business largely through the ContAtiva initiative contributed to the increase of R$15 million in personnel expenses vs. 1Q01. The synergies resulting from completing the Bandeirantes integration process helped to neutralize the impact of the collective bargaining agreement, which took place during the last quarter of last year, reducing expenses to R$253 million in 1Q02 from R$256 million in1Q01.

At Fininvest, the early stages of the operating restructuring and revision of processes is beginning to impact its costs. Despite the organic growth during the period, expenses remained stable vs. 1Q01, and were R$6.7 million lower than 4Q01.

Even though AIG activities were absorbed by Unibanco AIG Seguros, and despite the hiring of 53 employees for the Trainee Program (Credibanco-Cartão Unibanco), the other affiliates and subsidiaries posted an increase in personnel expenses of only R$2.0 million over 1Q01, and of R$5.0 million relative to 4Q01.

The table below shows the breakdown of Unibanco's consolidated administrative expenses, for the periods shown:

R$ million

Administrative Expenses	1Q02	4Q01	1Q01	2001	2000
Multiple Bank + Bandeirantes [1]	363	369	330	1,407	1,196
ContAtiva program	2	7	4	21	1
Subtotal Multiple bank + Bandeirantes	**365**	**376**	**334**	**1,428**	**1,197**
Fininvest [2] [3]	73	76	59	261	105
Other subsidiaries and affiliates	180	165	146	671	535
Total	**618**	**617**	**539**	**2,360**	**1,837**

(1) Consolidated from December 2000.

(2) Until November 2000 only 50% of the company was consolidated.

(3) Reclassification of R$ 10 million in 1Q01 for comparison purpose.

The consolidated administrative expenses of R$618 million in 1Q02 remained essentially stable when compared to the previous quarter.

At the multiple bank, the seasonal nature of the business and the consequent reduction in the consumption of resources for processing volumes in 1Q02 led to a R$11 million reduction (2.9%) of administrative expenses relative to 4Q01. Organic growth influenced administrative expenses in 1Q02 vs. 1Q01.

Fininvest recorded the first results from the synergy process with Unibanco, involving the company's operational restructuring and the merging of activities, posting a R$3.2 million cost reduction in 1Q02 vs. 4Q01. In the comparison with the same quarter last year, a R$14.1 million growth in administrative expenses occurred, largely due to the expansion of the business.

Excluding the impact of the acquisition of Investcred in November 2001, the administrative expenses of the other affiliates and subsidiaries rose by R$23.6 million in 1Q02 vs. 1Q01 and by R$8.8 million vs. 4Q01. The R$23.6 million annual change is primarily due to a greater volume of transactions at Credicard (R$10.7 million), to an increase in Credibanco-Cartão Unibanco volumes (R$3.2 million) and to the opening of new BWU-Blockbuster stores (R$2.4 million). The R$8.8 million change vs. 4Q01 is primarily due to the opening of new BWU-Blockbuster stores (R$4.5 million).

Main Performance Ratios

Below are Unibanco's main consolidated performance ratios in the periods indicated:

Performance Ratios %	1Q02	4Q01	1Q01	2001	2000
Fees from services rendered / Personnel and administrative expenses	58.9	58.2	55.1	55.1	54.6
Fees from services rendered / Personnel expenses	150.4	149.7	132.6	136.3	140.8
Efficiency ratio (%) (1)	55.8	58.4	58.9	58.0	60.0
Annualized net financial margin (2)	11.3	12.1	10.0	10.7	9.9

(1) (Personnel Expenses + Other Administrative Expenses) / (Net Income from Financial Intermediation - Provisions for Lending, Leasing and other Credits Losses + Fees from services rendered + Insurance, Capitalization and Pension Plans Premiums + Changes in technical provisions for insurance, capitalization and private retirement plans + Claims + Private Retirement plans benefits expenses + Selling and other insurance and private retirement plans expenses + Credit card selling expenses + Taxes + Other Operating Income + Other Operating Expenses).
(2) (Net profit from Financial Intermediation - Provision for Lending, Leasing and other Credits Losses) / (Average Total Assets - Average Permanent Assets).

The 1Q02 efficiency ratio of 55.8% improved from 58.4% in the previous quarter.

At the end of March 2002, the Unibanco group, including its subsidiaries, had 28,809 employees, compared to 29,704 at the end of December 2001. The reduction was due to the synergy gains that resulted from the completion of the Bandeirantes integration process, the restructuring in Fininvest and in the company Administradora e Corretora de Seguros UBB Ltda.

Efficiency Ratio and Number of Employees



60.0%
58.0%
58.9%
58.4%
55.8%
28.752
29.704
28.809
2000
2001
1Q01
4Q01
1Q02
Efficiency ratio (*)
Number of employees

The 1Q02 annualized net financial margin was 11.3% compared to 12.1% in 4Q01. The variation was mainly due to the effects of the exchange rate fluctuation on financial assets and liabilities linked to the US dollar in 4Q01, as we have already mentioned (refer to Performance Overview - Results).The graph below shows the net financial margin in the periods indicated:

Net Interest Margin



9.9%
10.7%
10.0%
12.1%
11.3%
2000
2001
1Q01
4Q01
1Q02

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARIES
SUMMARY CONSOLIDATED BALANCE SHEET

R$ million

	Mar-01	Dec-01	Mar-01	Quarter % change	Annual % change
ASSETS					
Cash and due from bank	947	993	542	-4.6	74.7
Interbank investments	3,823	4,698	8,140	-18.6	-53.0
Marketable securities	17,455	15,355	12,559	13.7	39.0
Interbank accounts	2,958	1,602	3,050	84.6	-3.0
Lending, leasing and other credits portfolio	24,915	25,358	22,883	-1.7	8.9
Allowance for lending, leasing and other credits losses	(1,496)	(1,538)	(1,561)	-2.7	-4.2
Net loans	**23,419**	**23,820**	**21,322**	**-1.7**	**9.8**
Foreign exchange portfolio, except for ACC [1]	1,561	418	988	273.4	58.0
Negotiation and intermediation of securities	618	619	471	-0.2	31.2
Investments	1,678	1,694	1,638	-0.9	2.4
Fixed and leased assets	1,247	1,241	1,247	0.5	0.0
Deferred charges	632	629	470	0.5	34.5
Other assets	4,680	4,547	4,513	2.9	3.7
Total assets	**59,018**	**55,616**	**54,940**	**6.1**	**7.4**
LIABILITIES					
Deposits	19,300	18,932	14,096	1.9	36.9
Securities sold under repurchase agreements	9,144	8,087	10,095	13.1	-9.4
Resources from securities issued	3,396	3,297	4,820	3.0	-29.5
Interbank accounts	1,401	59	1,491	2274.6	-6.0
Borrowings and onlendings in Brazil - Governmental agencies	9,190	9,751	9,324	-5.8	-1.4
Technical provisions for insurance, capitalization and retirement plans	2,472	2,342	2,124	5.6	16.4
Foreign exchange portfolio [1]	1,912	542	878	252.8	117.8
Negotiation and intermediation of securities	313	280	611	11.8	-48.8
Other liabilities	4,891	5,220	4,769	-6.3	2.6
Total liabilities	**52,019**	**48,510**	**48,208**	**7.2**	**7.9**
Minority interest	698	1,034	1,018	-32.5	-31.4
Stockholder's equity	6,301	6,072	5,714	3.8	10.3
Total liabilities + stockholders' equity	**59,018**	**55,616**	**54,940**	**6.1**	**7.4**

(1) Refers to foreign exchange settlement positions, which should be recorded by their total value on both the asset and the liability sides, under Central Bank of Brazil guidelines.

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENT FOR THE PERIODS

R$ million

	1Q02	4Q01	1Q01	2001	2000
Revenue from financial intermediation	**2,586**	**1,808**	**2,416**	**10,175**	**6,718**
Lending operations	1,685	1,531	1,506	6,655	4,381
Leasing operations	30	25	56	170	158
Marketable securities	819	191	785	3,111	2,085
Foreign exchange transactions	34	22	29	117	57
Compulsory deposits	18	39	40	122	37
Expenses on financial intermediation	**(1,540)**	**(751)**	**(1,597)**	**(6,439)**	**(4,076)**
Deposits and securities sold	(967)	(189)	(1,062)	(4,076)	(2,245)
Borrowings and onlendings	(156)	(73)	(153)	(713)	(589)
Provision for lending, leasing and other credits losses	(417)	(489)	(382)	(1,650)	(1,242)
Gross profit from financial intermediation	**1,046**	**1,057**	**819**	**3,736**	**2,642**
Other operating income (expenses)	**(655)**	**(825)**	**(553)**	**(2,502)**	**(1,879)**
Fees from services rendered	598	588	508	2,185	1,640
Insurance, capitalization and retirement plans premiums	523	455	441	1,766	1,389
Changes in technical provisions for insurance, capitalization and retirement plans (1)	(172)	(154)	(130)	(531)	(482)
Insurance claims	(166)	(153)	(151)	(591)	(447)
Private retirement plans benefits expenses (1)	(101)	(94)	(88)	(370)	(271)
Selling, other insurance and private retirement plans expenses	(37)	(37)	(34)	(145)	(101)
Credit card selling expenses	(56)	(49)	(43)	(173)	(140)
Salaries, benefits, training and social security	(398)	(393)	(383)	(1,603)	(1,165)
Other administrative expenses	(618)	(617)	(539)	(2,360)	(1,837)
Financial transaction and other taxes	(164)	(170)	(137)	(585)	(496)
Equity in the results of associated companies	2	1	4	8	3
Other operating income	94	(135)	128	401	398
Other operating expenses (1)	(160)	(67)	(129)	(504)	(370)
Operating income	**391**	**232**	**266**	**1,234**	**763**
Non-operating income (expenses), net (1)	(6)	(7)	41	27	406
Income before taxes and profit sharing	**385**	**225**	**307**	**1,261**	**1,169**
Income tax and social contribution	**(78)**	**87**	**(41)**	**(12)**	**(224)**
Current	(127)	(53)	(77)	(255)	(245)
Deferred	49	140	36	243	21
Profit sharing	**(57)**	**(45)**	**(38)**	**(170)**	**(127)**
Management	(2)	(2)	(2)	(9)	(6)
Employees	(55)	(43)	(36)	(161)	(121)
Net income before minority interest	**250**	**267**	**228**	**1,079**	**818**
Minority interest	(28)	(26)	(18)	(107)	(79)
Net Income	**222**	**241**	**210**	**972**	**739**

(1) Reclassification of 1T01 for a more accurate comparison

Unibanco's full financial statements will be available on our website at www.unibanco.com.br, by selecting Investor Relations – Financial Information – Financial Statements, after they are filed with the CVM – Brazilian Securities Exchange Comission.

This press release contains forward looking statements regarding Unibanco, its subsidiaries and affiliates - anticipated synergies, growth plans, projected results and future strategies. Although these forward looking statements reflect management's good faith beliefs, they involve known and unknown risks and uncertainties that may cause the Company's actual results or outcomes to be materially different from those anticipated and discussed herein. These risks and uncertainties include, but are not limited to, our ability to realize the amount of the projected synergies and on the timetable projected, as well as economic, competitive, governmental and technological factors affecting Unibanco's operations, markets, products and prices, and other factors detailed in Unibanco's filings with the Securities and Exchange Commission which readers are urged to read carefully in assessing the forward-looking statements contained herein. Unibanco undertakes no duty to update any of the projections contained herein.

The First Quarter 2002 Conference Call will be held on May 10, at 9:00 a.m. (Eastern Time) in Portuguese, and at 11:00 a.m.(Eastern Time) in English. See the webcast presentation through our site www.unibanco.com, Investor Relations option – Presentation - Webcasting. For further information, please contact us by sending an e-mail to investor.relations@unibanco.com.br, or by phone 0xx11-3097-1313.